UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ASIAINFO HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

04518A104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[     ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 04518A104		Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

806,479 shares held directly by James Ding; 700,000 shares held by Morgan Stanley & Co. International Ltd. for the benefit of James Ding; 86,947 shares held in a grantor retained annuity trust for the benefit of James Ding and his family; and 96,000 shares held in New Media China Investment l, Ltd. which is beneficially owned by James Ding; options to acquire beneficial ownership of 545,000 shares that are all currently exercisable.

6 SHARED VOTING POWER N/A

  7    SOLE DISPOSITIVE POWER

806,479 shares held directly by James Ding; 700,000 shares held by Morgan Stanley & Co. International Ltd. for the benefit of James Ding; 86,947 shares held in a grantor retained annuity trust for the benefit of James Ding and his family; and 96,000 shares held in New Media China Investment l, Ltd. which is beneficially owned by James Ding; options to acquire beneficial ownership of 545,000 shares that are all currently exercisable.

8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,234,426
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer:

AsiaInfo Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4th Floor Zhongdian Information Tower No. 6 Zhongguancun South Street Haidian District, Beijing 100086 China

Item 2	(a).	Name of Person Filing:

James Ding

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o AsiaInfo Holdings, Inc. 4th Floor Zhongdian Information Tower No. 6 Zhongguancun South Street Haidian District, Beijing 100086 China

Item 2	(c).	Citizenship:

The People’s Republic of China

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP NO.:

04518A104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

	(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.

	(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E),

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,234,426

(b) Percent of class: 4.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of the Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ James Ding
Signature

James Ding/ Chairman of Board of Director
Name/Title